EXHIBIT 99.1

Senstar Technologies Ltd.
17 Altalef St. Yehud-Monoson,	T: +972-3-539-144
Industrial Zone 5610001, Israel	F: +972-3-536-6245
www.senstartechnologies.com

Senstar Technologies to Report Third Quarter 2021 Results on Tuesday,
November 16, 2021

YEHUD, Israel, November 8, 2021 /PRNewswire/ -- Senstar Technologies Ltd. (NASDAQ: SNT), a world leader in video management and perimeter intrusion detection solutions, will report financial results for its 2021 third quarter ended September 30, 2021 on Tuesday, November 16, 2021. Management will conduct a conference call to review the Company’s financial results at 10:00 a.m. Eastern Time the same day.

Earnings Conference Call Information:

To participate, please use one of the following teleconferencing numbers. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13724320.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779
Israel Toll Free: 1 809 406 247
UK Toll Free: 0 800 756 3429

The call will begin promptly at: 10:00 am Eastern Time; 5:00 pm Israel Time; 3:00 pm UK Time.

The conference call will also be webcast live at https://78449.themediaframe.com/dataconf/productusers/vvdb/mediaframe/47094/indexl.html.

A replay link of the call will be available at https://senstar.com/ on November 16, 2021 after 1:00 pm Eastern time through November 30, 2021 at 11:59 pm Eastern time.

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13724320

About Senstar Technologies Ltd.

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities, logistics, corrections, and energy markets.

For more information:	IR Contact:
Senstar Technologies Ltd.	Brett Mass
Doron Kerbel, Adv.	Managing Partner
V.P. General Counsel & Company Secretary	Hayden IR
+972-3-5391500	+1-646-536-7331
Doron.Kerbel@senstar.com	Brett@HaydenIR.com